EXHIBIT 21
Subsidiaries of the Registrant

The Exploration Company of Delaware, Inc.

Name of Subsidiary	State of Organization

TXCO Energy Corp.	Texas
PPL Operating, Inc.	Texas
Maverick Gas Marketing, Ltd.	Texas
Maverick Dimmit Pipeline, Ltd.	Texas
Eagle Pass Well Service, L.L.C.	Texas
TXCO Drilling Corp.	Texas